FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

March 12, 2025

For

Starpax Biopharma Inc.

A Canadian Corporation

6615 Abrams Street

Montreal, Quebec, H4SIV9

Item 6: Changes in Control of Issuer

On February 6, 2025, Andre Monette resigned his position as Director of Starpax Biopharma Inc. (the "Company"). On February 6, 2025, Andreanne Cyr was terminated from her Position as V.P. of Finance and Administration the of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starpax Biopharma Inc.

(Exact name of issuer as specified in its charter)

By s/Pierre Dozios

Director

March 12, 2025